

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2012

Via E-mail
Mr. Rick D. Puckett
Senior Vice President and Chief Financial Officer
Snyder's-Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

> **Re: Snyder's-Lance, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 000-00398**

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note 1 – Operations and Summary of Significant Accounting Policies, page 31

1.   We note your disclosure explaining that you operate in the one segment of snack food products, although in MD&A you disclose revenues from sales of branded and non-branded products and state that private brand product margins are generally lower than those of branded products. You also explain that for fiscal 2012 you plan to increase advertising costs by approximately $5 million to promote your branded products. Based on these disclosures, it appears that each of your branded and non-branded businesses exhibit the three characteristics of operating segments described in FASB ASC 280-10-50-1. Please provide us with the analysis underlying your determination that you operate in only one reportable operating segment and address the following points.

- Identify your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM was this individual and not a group.

- Describe the processes utilized by the CODM in making resource allocation decisions and assessing performance.

- Provide copies of all reports and other information that was made available to the CODM in completing these functions for the year ended December 31, 2011.

- Provide copies of all information provided to your board of directors which was incremental to that utilized by the CODM for this same period.

- Submit an organization chart which identifies your CODM and shows all individuals having positions, roles or functions which involve reporting to the CODM.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief